UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NORTH AMERICAN SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

65715D100

(CUSIP Number)

Stephen J. Bonelli
Three Arch Partners
3200 Alpine Road
Portola Valley, CA 94028
(650) 529-8000

WITH A COPY TO:

Stephen B. Thau, Esq.
Morrison & Foerster, LLP
755 Page Mill Road, Palo Alto, California
(650) 813-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 65715D100

1.	NAMES OF REPORTING PERSONS Three Arch Partners IV, L.P. (“TAP IV”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER
19,316,888 shares, except that Three Arch Management IV, L.L.C. (“TAM IV”), the general partner of TAP IV, may be deemed to have sole power to vote these shares; each of Mark A. Wan (“Wan”), Wilfred E. Jaeger (“Jaeger”) and Barclay Nicholson (“Nicholson”), each of whom is a managing member of TAM IV, may be deemed to have sole power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7

9.

SOLE DISPOSITIVE POWER
19,316,888 shares, except that TAM IV, the general partner of TAP IV, may be deemed to have sole power to dispose these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAM IV, may be deemed to have sole power to dispose of these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,316,888 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% *

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Percentage based on 92,609,494 outstanding shares of Common Stock, which includes 29,601,352 outstanding shares of Common Stock, as reported on the Issuer’s Schedule 14A dated December 31, 2007, of which 12,291,934 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated as of June 6, 2006 and attached hereto as Exhibit III and 63,008,142 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated December 12, 2007 and attached hereto as Exhibit IV.

SCHEDULE 13D

CUSIP No. 65715D100

1.	NAMES OF REPORTING PERSONS Three Arch Associates IV, L.P. (“TAA IV”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER
426,519 shares, except that except that TAM IV, the general partner of TAA IV, may be deemed to have sole power to vote these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAM IV, may be deemed to have sole power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7

9.

SOLE DISPOSITIVE POWER
426,519 shares, except that except that TAM IV, the general partner of TAA IV, may be deemed to have sole power to dispose these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAM IV, may be deemed to have sole power to dispose these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,519 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% *

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Percentage based on 92,609,494 outstanding shares of Common Stock, which includes 29,601,352 outstanding shares of Common Stock, as reported on the Issuer’s Schedule 14A dated December 31, 2007, of which 12,291,934 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated as of June 6, 2006 and attached hereto as Exhibit III and 63,008,142 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated December 12, 2007 and attached hereto as Exhibit IV.

SCHEDULE 13D

CUSIP No. 65715D100

1.	NAMES OF REPORTING PERSONS Three Arch Management IV, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER
19,743,407 shares, of which 19,316,888 shares are directly owned by TAP IV and 426,519 shares are directly owned by TAA IV, except that each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAM IV, the general partner of TAP IV and the general partner of TAA IV, may be deemed to have sole power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7

9.

SOLE DISPOSITIVE POWER
19,743,407 shares, of which 19,316,888 shares are directly owned by TAP IV and 426,519 shares are directly owned by TAA IV, except that each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAM IV, the general partner of TAP IV and the general partner of TAA IV, may be deemed to have sole power to dispose these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,743,407 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0% *

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Percentage based on 92,609,494 outstanding shares of Common Stock, which includes 29,601,352 outstanding shares of Common Stock, as reported on the Issuer’s Schedule 14A dated December 31, 2007, of which 12,291,934 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated as of June 6, 2006 and attached hereto as Exhibit III and 63,008,142 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated December 12, 2007 and attached hereto as Exhibit IV.

SCHEDULE 13D

CUSIP No. 65715D100

1	NAMES OF REPORTING PERSONS Three Arch Capital, L.P. (“TAC”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
28,278,231 shares, except that except that TAC Management, L.L.C. (“TAC MGT”), the general partner of TAC, may be deemed to have sole power to vote these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAC MGT, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER See response to row 7

9

SOLE DISPOSITIVE POWER
28,278,231 shares, except that except that TAC MGT, the general partner of TAC, may be deemed to have sole power to dispose these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAC MGT, may be deemed to have sole power to dispose these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,278,231 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9% *

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Percentage based on 92,609,494 outstanding shares of Common Stock, which includes 29,601,352 outstanding shares of Common Stock, as reported on the Issuer’s Schedule 14A dated December 31, 2007, of which 12,291,934 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated as of June 6, 2006 and attached hereto as Exhibit III and 63,008,142 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated December 12, 2007 and attached hereto as Exhibit IV.

SCHEDULE 13D

CUSIP No. 65715D100

1.	NAMES OF REPORTING PERSONS TAC Associates, L.P. (“TACA”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

SOLE VOTING POWER
1,336,878 shares, except that except that TAC MGT, the general partner of TACA, may be deemed to have sole power to vote these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAC MGT, may be deemed to have sole power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7

9.

SOLE DISPOSITIVE POWER
1,336,878 shares, except that except that TAC MGT, the general partner of TACA, may be deemed to have sole power to dispose these shares; each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAC MGT, may be deemed to have sole power to dispose these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,878 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%*

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Percentage based on 92,609,494 outstanding shares of Common Stock, which includes 29,601,352 outstanding shares of Common Stock, as reported on the Issuer’s Schedule 14A dated December 31, 2007, of which 12,291,934 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated as of June 6, 2006 and attached hereto as Exhibit III and 63,008,142 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated December 12, 2007 and attached hereto as Exhibit IV.

SCHEDULE 13D

CUSIP No. 65715D100

1.	NAMES OF REPORTING PERSONS TAC Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER
29,615,109 shares, of which 28,278,231 shares are directly owned by TAC and 1,336,878 shares are directly owned by TACA, except that each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAC MGT, the general partner of TAC and the general partner of TACA, may be deemed to have sole power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7

9.

SOLE DISPOSITIVE POWER
29,615,109 shares, of which 28,278,231 shares are directly owned by TAC and 1,336,878 shares are directly owned by TACA, except that each of Wan, Jaeger and Nicholson, each of whom is a managing member of TAC MGT, the general partner of TAC and the general partner of TACA, may be deemed to have sole power to dispose these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,615,109 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% *

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Percentage based on 92,609,494 outstanding shares of Common Stock, which includes 29,601,352 outstanding shares of Common Stock, as reported on the Issuer’s Schedule 14A dated December 31, 2007, of which 12,291,934 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated as of June 6, 2006 and attached hereto as Exhibit III and 63,008,142 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated December 12, 2007 and attached hereto as Exhibit IV.

SCHEDULE 13D

CUSIP No. 65715D100

1.	NAMES OF REPORTING PERSONS Mark A. Wan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER
49,358,516 shares, of which 19,316,888 are directly owned by TAP IV, 426,519 shares are directly owned by TAA IV, 28,278,231 shares are directly owned by TAC, and 1,336,878 shares are directly owned by TACA. Wan is a managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to vote these shares.

	8.	SHARED VOTING POWER See response to row 7

9.

SOLE DISPOSITIVE POWER
49,358,516 shares, of which 19,316,888 are directly owned by TAP IV, 426,519 shares are directly owned by TAA IV, 28,278,231 shares are directly owned by TAC, and 1,336,878 shares are directly owned by TACA. Wan is a managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to dispose these shares.

	10.	SHARED DISPOSITIVE POWER See response to row 9

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,358,516 shares

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3% *

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Percentage based on 92,609,494 outstanding shares of Common Stock, which includes 29,601,352 outstanding shares of Common Stock, as reported on the Issuer’s Schedule 14A dated December 31, 2007, of which 12,291,934 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated as of June 6, 2006 and attached hereto as Exhibit III and 63,008,142 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated December 12, 2007 and attached hereto as Exhibit IV.

SCHEDULE 13D

CUSIP No. 65715D100

1.	Names of Reporting Persons Wilfred E. Jaeger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
49,358,516 shares, of which 19,316,888 are directly owned by TAP IV, 426,519 shares are directly owned by TAA IV, 28,278,231 shares are directly owned by TAC, and 1,336,878 shares are directly owned by TACA. Jaeger is a managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power See response to row 7

9.

Sole Dispositive Power
49,358,516 shares, of which 19,316,888 are directly owned by TAP IV, 426,519 shares are directly owned by TAA IV,  28,278,231 shares are directly owned by TAC, and 1,336,878 shares are directly owned by TACA. Jaeger is a managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,358,516 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.3% *

14.	Type of Reporting Person (See Instructions) IN

* Percentage based on 92,609,494 outstanding shares of Common Stock, which includes 29,601,352 outstanding shares of Common Stock, as reported on the Issuer’s Schedule 14A dated December 31, 2007, of which 12,291,934 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated as of June 6, 2006 and attached hereto as Exhibit III and 63,008,142 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated December 12, 2007 and attached hereto as Exhibit IV.

SCHEDULE 13D

CUSIP No. 65715D100

1.	Names of Reporting Persons Barclay Nicholson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
49,358,516 shares, of which 19,316,888 are directly owned by TAP IV, 426,519 shares are directly owned by TAA IV, 28,278,231 shares are directly owned by TAC, and 1,336,878 shares are directly owned by TACA. Nicholson is a managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power See response to row 7

9.

Sole Dispositive Power
49,358,516 shares, of which 19,316,888 are directly owned by TAP IV, 426,519 shares are directly owned by TAA IV, 28,278,231 shares are directly owned by TAC, and 1,336,878 shares are directly owned by TACA. Nicholson is a managing member of TAM IV, which is (i) the general partner of TAP IV and (ii) the general partner of TAA IV, and is a managing member of TAC MGT, which is (i) the general partner of TAC and (ii) the general partner of TACA, each of which may be deemed to have sole power to dispose these shares.

	10.	Shared Dispositive Power See response to row 9

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,358,516 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.3% *

14.	Type of Reporting Person (See Instructions) IN

* Percentage based on 92,609,494 outstanding shares of Common Stock, which includes 29,601,352 outstanding shares of Common Stock, as reported on the Issuer’s Schedule 14A dated December 31, 2007, of which 12,291,934 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated as of June 6, 2006 and attached hereto as Exhibit III and 63,008,142 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated December 12, 2007 and attached hereto as Exhibit IV.

Item 1.    Security and Issuer

This statement on Schedule 13D (this “Statement”), relates to the Common Stock, $0.01 par value per share, of North American Scientific, Inc., a Delaware corporation (the “Issuer”). According to the Issuer’s most recent Form 8-K filed with the U.S. Securities and Exchange Commission on January 18, 2008, the principal executive offices of the Issuer are located at 20200 Sunburst Street, Chatsworth, California 91311.

Item 2.    Identity and Background

(a)           This Statement is being filed by: Three Arch Partners IV, L.P., a Delaware limited partnership (“TAP IV”), Three Arch Associates IV, L.P., a Delaware limited partnership (“TAA IV”), Three Arch Management IV, L.L.C., a Delaware limited liability company (“TAM IV”), Three Arch Capital, L.P., a Delaware limited partnership (“TAC”), TAC Associates, L.P., a Delaware limited partnership (“TACA”) and TAC Management, L.L.C., a Delaware limited liability company (“TAC MGT”),  Mark A. Wan (“Wan”), Wilfred E. Jaeger (“Jaeger”) and Barclay Nicholson (“Nicholson”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Wan, Jaeger and Nicholson are collectively referred to herein as the “Managing Members.”

TAP IV is a Delaware limited partnership that invests in equities and other securities. TAA IV is a Delaware limited liability partnership that invests alongside all investments made by TAP IV. TAM IV, a Delaware limited liability company, is the general partner of each of TAP IV and TAA IV. TAC is a Delaware limited partnership that invests in equities and other securities. TACA is a Delaware limited partnership that invests alongside all investments made by TAC. TAC MGT, a Delaware limited liability company, is the general partner of each of TAC and TACA. The Managing Members are the sole managing members of each of TAM IV and TAC MGT.

(b)           The address for each of the Reporting Persons is:

Three Arch Partners
3200 Alpine Road
Portola Valley, CA 94028

(c)           Three Arch Partners is the trade name of a venture capital firm which manages the funds which are Reporting Persons. The principal occupations of the Managing Members are their activities on behalf of such funds and other venture capital funds.

(d)           None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Wan and Nicholson is a United States citizen. Jaeger is a citizen of Canada.

Item 3.    Source and Amount of Funds or Other Consideration

The Common Stock purchased by TAP IV, TAA IV, TAC and TACA pursuant to the Securities Purchase Agreement dated June 6, 2006, in the aggregate at a purchase price of $1.9525 per share of which $0.0625 is allocated as consideration of each Warrant to purchase a share of Common Stock and pursuant to the Purchase Agreement (as defined below) in the aggregate, at a purchase price of $0.246 per share, of which $0.01 is allocated as consideration for the purchase of each Warrant to purchase a share of Common Stock, was made with the investment funds of each entity, as set forth below:

		Common	Warrants to purchase
Entity	Cash	Stock	Common Stock
TAP IV	$7,827,176.00	17,913,296	1,403,592

TAA IV	$172,826.16	395,528	30,991

TAC	$11,458,297.88	26,223,495	2,054,736

TACA	$541,701.47	1,239,739	97,139
	$20,000,001.50	45,772,058	3,586,458

       The source of funds for the acquisition of Common Stock and Warrants to purchase Common Stock by TAP IV, TAA IV, TAC and TACA was capital contributions from their respective partners.

Item 4.    Purpose of Transaction

The Reporting Persons acquired the Common Stock and the Warrants to purchase Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of the Common Stock (or when issued, the common stock issuable upon exercise of the Warrants to purchase Common Stock) in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

In accordance with the acquisition of Common Stock and Warrants to purchase Common Stock, pursuant to the Securities Purchase Agreement (the “Purchase Agreement”) with the Reporting Persons and SF Capital Partners Ltd and CHL Medical Partners III, L.P. and an affiliated fund and North American Scientific, Inc. (the “Issuer”), dated December 12, 2007, Issuer shall decrease the number of members of its Board of Directors (the “Board”) from nine members to seven members at or by the time of the Issuer’s next annual meeting of stockholders. Two of the current members of the Board of Directors of the Issuer are Dr. Jaeger and Roderick A. Young who have previously been designated as directors by Three Arch Partners.  After the authorized number of directors of the Board is decreased Three Arch Partners shall have the right to designate one nominee to the Board of Directors who shall initially be Roderick A. Young.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)           Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)-(b)      Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of January 18, 2008.

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Three Arch Partners IV, L.P.	19,316,888	-0-	19,316,888	20.5%*

Three Arch Associates IV, L.P.	426,519	-0-	426,519	0.5%*

Three Arch Management IV, L.L.C.	19,743,407	-0-	19,743,407	21.0%*

Three Arch Capital, L.P.	28,278,231	-0-	28,278,231	29.9%*

TAC Associates, L.P.	1,336,878	-0-	1,336,878	1.4%*

TAC Management, L.L.C.	29,615,109	-0-	29,615,109	31.3%*

Mark A. Wan	49,358,516	-0-	49,358,516	52.3%*

Wilfred E. Jaeger	49,358,516	-0-	49,358,516	52.3%*

Barclay Nicholson	49,358,516	-0-	49,358,516	52.3%*

* Percentage based on 92,609,494 outstanding shares of Common Stock, which includes 29,601,352 outstanding shares of Common Stock, as reported on the Issuer’s Schedule 14A dated December 31, 2007, of which 12,291,934 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated as of June 6, 2006 and attached hereto as Exhibit III and 63,008,142 shares of Common Stock which were issued and sold by the Issuer pursuant to the Securities Purchase Agreement dated December 12, 2007 and attached hereto as Exhibit IV.

(c)               On January 18, 2008, Issuer completed the private placement of its Common Stock and warrants to purchase Common Stock, as contemplated by the Purchase Agreement. Following the private placement the Reporting Persons own 45,772,058 shares of Common Stock or approximately 49.5% of the outstanding Common Stock. As determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which includes shares that a party has the right to acquire within 60 days (but not the shares that other parties have such a right to acquire) as beneficially owned, the Reporting Persons beneficially own 49,358,578 shares of Common Stock or approximately 52.3% of the outstanding Common Stock. As a result of the ownership of the Common Stock by the Reporting Persons a change of control of the Company could be deemed to have occurred in connection with the private placement.

(d)               Under certain circumstances set forth in the limited partnership agreements and the limited liability company agreements of TAP IV, TAA IV, TAM IV, TAC, TACA and TAC MGT, the general partners, limited partners and managing members of each such entity, as applicable, may be deemed the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owner by each such entity of which they are a partner or managing member.

(e)               Not applicable.

Item 6.    Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under certain circumstances set forth in the limited partnership agreements and the limited liability company agreements of TAP IV, TAA IV, TAM IV, TAC, TACA and TAC MGT, the general partners, limited partners and managing members of each such entity, as applicable, may have the right to receive the security reported on this Schedule 13D or dividends from, or proceeds from such security, from each such entity.

Certain of the Reporting Persons and the Issuer entered into that certain Securities Purchase Agreement dated as of June 6, 2006 (the “SPA”), attached hereto as Exhibit III, with respect to the securities reported on this Schedule 13D/A. Certain of the Reporting Persons and the Issuer entered into that certain Purchase Agreement dated as of December 12, 2007, attached hereto as Exhibit IV, with respect to the securities reported on this Schedule 13D/A, which agreement contains certain customary closing conditions, as well as the requirement that the Issuer decrease the number of members of its Board of Directors from nine members to seven members. Under the Purchase Agreement, the Reporting Persons have the right to designate one members to the Issuer’s Board of Directors so long as certain of the Reporting Persons beneficially own greater than 5,000,000 shares of Common Stock (including shares of Common Stock issuable upon the exercise of outstanding Warrants to purchase Common Stock and as appropriately adjusted for stock splits, stock dividends and recapitalizations).

Item 7.    Material to be Filed as Exhibits

Exhibit I. Agreement, dated June 16, 2006.*

Exhibit II.  Statement Appointing Designated Filer and Authorized Signatory (Incorporated by reference to Form 3 filing dated June 8, 2006).

Exhibit III. Securities Purchase Agreement, dated June 6, 2006.*

Exhibit IV. Securities Purchase Agreement, dated December 12, 2007. **

* Previously filed with the Securities and Exchange Commission on June 6, 2006.

** Incorporated by reference to Exhibit 10.1 of North American Scientific Inc.’s Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2008

THREE ARCH PARTNERS IV, L.P.

By:	Three Arch Management IV, L.L.C.

By:	*
Managing Member

THREE ARCH ASSOCIATES IV, L.P.

By:	Three Arch Management IV, L.L.C.

By:	*
Managing Member

THREE ARCH MANAGEMENT IV, L.L.C.

By:	*
Managing Member

THREE ARCH CAPITAL, L.P.

By:	TAC Management, L.L.C.

By:	*
Managing Member

TAC ASSOCIATES, L.P.

By:	TAC Management, L.L.C

By:	*
Managing Member

TAC MANAGEMENT, L.L.C.

By:	*
Managing Member

MARK A. WAN

By:	*
Mark A. Wan

WILFRED E. JAEGER

By:	*
Wilfred E. Jaeger

BARCLAY NICHOLSON

By:	*
Barclay Nicholson

*By:	/s/ Barclay Nicholson
Name:	Barclay Nicholson
Authorized Person

This Schedule 13D/A was executed by Barclay Nicholson, pursuant to a Statement Appointing Designated Filer and Authorized Signatory, which is incorporated herein by reference.